Mail Stop 7010


July 20, 2005


Via U.S. mail and facsimile

Mr. Thomas Lam
President and Chief Executive Officer
Poly-Pacific International, Inc.
Unit A, 4755 Zinfandel Court
Ontario, CA 91761

Re: 	Poly-Pacific International, Inc.
Amendment No. 3 to Registration Statement on Form 20-FR
Filed July 15, 2005
File No. 000-51180

Dear Mr. Lam:

      We have reviewed your response and your amended filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements for December 31, 2004, 2003 and
2002

Report of Independent Registered Public Accounting Firm, page 62

1. The auditor`s report indicates that the previous report dated April 1, 2005 was withdrawn. This statement appears inconsistent since the audit opinion is dual dated April 1, 2005, except as to
Note 3 which is as of July 11, 2005. Please revise your auditor`s report. Otherwise, remove the reference to the withdrawal of the previous report dated April 1, 2005.

*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at
(202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Richard Nobbs
Poly-Pacific International, Inc.
14022 - 106 AVENUE
Edmonton, AB
T5N 1B2, Canada

Mr. Michael Williams, Esq.
Williams Law Group, P.A.
2503 W. Gardner Ct.
Tampa, FL 33611
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Mr. Thomas Lam
Poly-Pacific International, Inc.
July 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE